                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )1

                       Network-1 Security Solutions, Inc.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   64121N 10 9
                                   -----------
                                 (CUSIP Number)

                               SAM SCHWARTZ, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 18, 2003
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 20 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-----------------------                                   ----------------------
CUSIP No. 64121N 10 9                 13D                   Page 2 of 20 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Corey M. Horowitz
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   3,833,252 (1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH     ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                74,573 (2)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,833,252 (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                74,573 (2)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,907,825 (1)(2)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     33.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 64121N 10 9                 13D                   Page 3 of 20 Pages
-----------------------                                   ----------------------

(1)         Includes  (a)(i) 486,303 shares of Common Stock,  (ii) 85,220 shares of Common Stock  issuable upon exercise of warrants and (iii) 42,500 shares of Common Stock  issuable  upon  exercise of options,  all of which are held by Mr.  Horowitz and (b)(i)  155,463 shares of Common
            Stock, (ii) 643,896 shares of Common Stock issuable upon exercise of warrants,  (iii)  250,000  shares  of  Common  Stock  issuable  upon exercise  of  options  and (iv)  2,169,870  shares of  Common  Stock issuable upon conversion of 1,084,935 shares of Series E Convertible
            Preferred  Stock,  all of which are held by CMH  Capital  Management
            Corp.

(2)         Includes  (a)(i) 1,528 shares of Common Stock and (ii) 70,754 shares of Common Stock issuable upon  conversion of 35,377 shares of Series
            E  Convertible  Preferred  Stock,  all of  which  are  held by Donna
            Slavitt,  Mr. Horowitz's spouse and (b) 2,291 shares of Common Stock held by  Horowitz  Partners,  a  general  partnership  of which  Mr.
            Horowitz is a partner.  Mr. Horowitz disclaims  beneficial ownership of the shares held by Horowitz  Partners except to the extent of his pecuniary interest therein.

-----------------------                                   ----------------------
CUSIP No. 64121N 10 9                 13D                   Page 4 of 20 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     CMH Capital Management Corp.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH     ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                3,219,229 (1)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                3,219,229 (1)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,219,229 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     28.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Includes (i) 155,463 shares of Common Stock,  (ii) 643,896 shares of
            Common  Stock  issuable  upon  exercise of warrants,  (iii)  250,000 shares of Common Stock  issuable  upon  exercise of options and (iv)
            2,169,870  shares  of  Common  Stock  issuable  upon  conversion  of
            1,084,935 shares of Series E Convertible Preferred Stock.

-----------------------                                   ----------------------
CUSIP No. 64121N 10 9                 13D                   Page 5 of 20 Pages
-----------------------                                   ----------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     Security and Issuer.
            -------------------

            This statement relates to shares of the Common Stock, par value $.01 per share (the "Shares"), of Network-1 Security Solutions,  Inc. (the "Issuer").
The  principal  executive  offices of the Issuer are located at 445 Park Avenue,
Suite 1028, New York, New York 10022.

Item 2.     Identity and Background.
            -----------------------

            (a) This  statement  is filed by Corey M.  Horowitz  and CMH Capital
Management  Corp.,  a New York  corporation  ("CMH").  Each of the  foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

            Mr. Horowitz is the Chairman of the Board of Directors of the Issuer
and CMH has a consulting  arrangement  with the Issuer  pursuant to which it has received  and  continues  to  receive  consulting  fees of  $17,500  a month and reimbursement of certain expenses.

            Mr. Horowitz is the sole  stockholder,  officer and director of CMH.
By  virtue of his  position  with CMH,  Mr.  Horowitz  has the power to vote and dispose of the Issuer's Shares owned by CMH. Accordingly,  the Reporting Persons are hereby filing a joint Schedule 13D.

            (b) The principal  business  address of each Reporting Person is 445
Park Avenue, Suite 1028, New York, New York 10022.

            (c) The principal occupation and business of Mr. Horowitz and CMH is private and public investments and financial advisory and consulting services.

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Horowitz is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            On November 18, 2003,  CMH  purchased  1,084,935  shares of Series E
Convertible  Preferred  Stock  of the  Issuer  from  FalconStor  Software,  Inc.
pursuant  to  a  securities   purchase   agreement  (the  "Securities   Purchase
Agreement") for an aggregate purchase price of $35,000. CMH acquired such shares of Series E Convertible Preferred Stock with its working capital.

-----------------------                                   ----------------------
CUSIP No. 64121N 10 9                 13D                   Page 6 of 20 Pages
-----------------------                                   ----------------------

            The warrants and options  reported in this Schedule 13D were granted to the Reporting  Persons in consideration  for services rendered to the Issuer.
The Shares  currently  held by the Reporting  Persons were  purchased in private transactions using personal funds or working capital, as applicable.

            The  aggregate  purchase  price of the 70,754  Shares  issuable upon conversion  of 35,377 shares of Series E  Convertible  Preferred  Stock owned by
Donna  Slavitt,  Mr.  Horowitz's  spouse,  is $75,000.  The Shares  owned by Ms.
Slavitt were acquired with personal funds.

Item 4.     Purpose of Transaction.
            ----------------------

            The Shares  reported  owned in this  Schedule 13D were  acquired for investment purposes.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices  that would make the  purchase of  additional  Shares  desirable,  the
Reporting Persons may endeavor to increase their position in the Issuer through, among  other  things,  the  purchase  of Shares on the open market or in private transactions  or  otherwise,  on such terms and at such  times as the  Reporting
Persons may deem advisable. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs
(a) - (j) of Item 4 of Schedule  13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a)  The  following  list  sets  forth  the  aggregate   number  and
percentage  (based on 8,314,458  Shares  outstanding as reported in the Issuer's
Form 10-Q for the quarter ended September 30, 2003) of Shares beneficially owned by each Reporting Person, as of November 26, 2003:

                                    Shares of Common        Percentage of Shares
                                          Stock                of Common Stock
Name                                Beneficially Owned      Beneficially Owned
----                                ------------------      --------------------

Corey M. Horowitz                     3,907,825 (1)               33.8%

CMH Capital Management Corp.          3,219,229 (2)               28.3%

(1)         Includes  (a)(i) 486,303  Shares,  (ii) 85,220 Shares  issuable upon exercise of Warrants and (iii) 42,500 Shares  issuable upon exercise of options,  all of which are held by Mr.  Horowitz,  (b)(i) 155,463
            Shares,  (ii) 643,896  Shares  issuable  upon  exercise of warrants,
            (iii)  250,000  Shares  issuable  upon  exercise of options and (iv)
            2,169,870  Shares  issuable upon  conversion of 1,084,935  shares of
            Series E Convertible  Preferred  Stock, all of which are held by CMH
            Capital Management Corp., (c)(i) 1,528 Shares and (ii) 70,754 Shares
            issuable  upon  conversion  of 35,377 shares of Series E Convertible
            Preferred  Stock,  all of which  are held by Donna  Slavitt  and (d)
            2,291  Shares  held by Horowitz  Partners.  Mr.  Horowitz  disclaims beneficial ownership of the Shares held by Horowitz Partners, except to the extent of his pecuniary interest therein.

-----------------------                                   ----------------------
CUSIP No. 64121N 10 9                 13D                   Page 7 of 20 Pages
-----------------------                                   ----------------------

(2)         Includes (i) 155,463  Shares,  (ii)  643,896  Shares  issuable  upon exercise of warrants, (iii) 250,000 Shares issuable upon exercise of options  and (iv)  2,169,870  Shares  issuable  upon  conversion  of
            1,084,935 shares of Series E Convertible Preferred Stock.

            (b) Mr.  Horowitz  has sole power to vote and  dispose of  3,833,252
Shares (consisting of the 614,023 Shares beneficially owned by him, constituting approximately  7.3% of the Shares  outstanding and, by virtue of his position as sole  stockholder,  officer  and  director  of  CMH,  of  the  3,219,229  Shares beneficially  owned  by CMH,  constituting  approximately  28.3%  of the  Shares outstanding), constituting approximately 33.3% of the Shares outstanding.

            By virtue of being her spouse,  Mr.  Horowitz  may be deemed to have shared  power to vote and  dispose of the 72,282  Shares  beneficially  owned by
Donna Slavitt,  constituting less than 1% of the Shares outstanding. Ms. Slavitt resides at 1085 Park Avenue,  New York, New York 10128.  She is the president of
World  Packaging  Corp., a  manufacturer  and  distributor  of  promotional  and licensed  products.  Ms. Slavitt has not, in the last five years, been convicted in a criminal  proceeding or a party to a civil proceeding as described in Items
2(d) and (e). Ms. Slavitt is a citizen of the United States of America.

            By virtue of his position as a partner of Horowitz  Partners ("HP"),
Mr. Horowitz may be deemed to have shared power to vote and dispose of the 2,291
Shares  beneficially  owned  by HP,  constituting  less  than  1% of the  Shares outstanding.  HP is a general  partnership  with an address at 445 Park  Avenue,
Suite 1028, New York, New York 10022. HP's principal business is investments and it has not, in the last five years, been convicted in a criminal proceeding or a party to a civil  proceeding  as  described  in Items  2(d) and (e).  The  other partners of HP are Mr.  Horowitz's  mother,  Syd  Horowitz,  his  brother,  Gary
Horowitz and his sister,  Cindy Horowitz (the "Partners").  Syd Horowitz resides at 56 Field Lane, Roslyn Heights,  New York 11577 and is retired.  Gary Horowitz resides  at 41  Lowell  Drive,  Stow,  Massachusetts  01775  and  his  principal occupation is a clinical  pathologist.  Cindy Horowitz  resides at 173 West 78th
Street,  New York, New York 10024 and her principal  occupation is an elementary school  teacher.  None of the  Partners  have,  in the  last  five  years,  been convicted in a criminal proceeding or a party to a civil proceeding as described in Items 2(d) and (e). The  Partners  are all  citizens of the United  States of
America.

            CMH has  sole  power  to  vote  and  dispose  of  3,219,229  Shares, constituting approximately 28.3% of the Shares outstanding.

            (c) On November 18, 2003, CMH purchased,  in a private  transaction,
1,084,935  shares  of  Series  E  Convertible  Preferred  Stock  of the  Issuer,
convertible into 2,169,870 Shares,  for an aggregate  purchase price of $35,000.
Reference  is made to the  Securities  Purchase  Agreement  which is filed as an exhibit  hereto  and  incorporated  herein  by  reference.  There  were no other transactions in the securities of the Issuer by the Reporting Persons during the past sixty days.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

-----------------------                                   ----------------------
CUSIP No. 64121N 10 9                 13D                   Page 8 of 20 Pages
-----------------------                                   ----------------------

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships
            With Respect to Securities of the Issuer.
            ---------------------------------------------------------

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            1.     Securities  Purchase  Agreement  by and  between  CMH Capital
                   Management  Corp.  and  FalconStor   Software,   Inc.,  dated
                   November 18, 2003.

            2.     Joint Filing  Agreement by and between  Corey M. Horowitz and
                   CMH Capital Management Corp., dated November 26, 2003.

-----------------------                                   ----------------------
CUSIP No. 64121N 10 9                 13D                   Page 9 of 20 Pages
-----------------------                                   ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 2003

                                          /s/ Corey M. Horowitz
                                          --------------------------------------
                                          Corey M. Horowitz

                                          CMH CAPITAL MANAGEMENT CORP.

                                          By: /s/ Corey M. Horowitz
                                              ----------------------------------
                                              Corey M. Horowitz
                                              President

-----------------------                                   ----------------------
CUSIP No. 64121N 10 9                 13D                   Page 10 of 20 Pages
-----------------------                                   ----------------------

                                  EXHIBIT INDEX
                                  -------------

     Exhibit                                                             Page
     -------                                                             ----

1.    Securities  Purchase  Agreement  by  and  between  CMH             11-19
      Capital  Management  Corp.  and  FalconStor  Software,
      Inc., dated November 18, 2003.

2.    Joint  Filing   Agreement  by  and  between  Corey  M.             20
      Horowitz  and  CMH  Capital  Management  Corp.,  dated
      November 26, 2003.

-----------------------                                   ----------------------
CUSIP No. 64121N 10 9                 13D                   Page 11 of 20 Pages
-----------------------                                   ----------------------

                                                                       Exhibit 1

                          SECURITIES PURCHASE AGREEMENT

            THIS SECURITIES PURCHASE AGREEMENT (this "Agreement"),  is effective as of November 18, 2003, by and between CMH Capital  Management Corp. a Delaware corporation ("Purchaser"), and FALCONSTOR Software, Inc., a Delaware corporation
("Seller").

                                    RECITALS

            A. Seller is the owner of 1,084,935 shares of the Series E Preferred
Stock (the  "Series E  Preferred")  and warrants to purchase  500,000  shares of common  stock (the  "Warrants"  and together  with the Series E  Preferred,  the
"Securities")  of Network-1  Security  Solutions,  Inc., a Delaware  corporation
("Network-1").

            B. Subject to the terms and  conditions  hereof,  Seller  desires to sell to Purchaser,  and Purchaser  desires to acquire from Seller,  the Series E
Preferred.

                                    AGREEMENT

            NOW,  THEREFORE,  in  consideration  of  the  mutual  covenants  and agreements hereinafter contained and other valuable  consideration,  the receipt and  adequacy  of which is hereby  acknowledged,  the  parties  hereby  agree as follows:

            1. SALE AND  PURCHASE  OF  SECURITIES.  Subject to  Purchaser's  and
Seller's  warranties and  representations  set forth herein, and contingent upon the executing by Network-1 of the Release  attached  hereto as Exhibit A, Seller hereby sells, assigns, transfers, conveys and delivers the Series E Preferred to
Purchaser,  and Purchaser  hereby  purchases the Series E Preferred from Seller, for a total  price  of  $35,000.  The  purchase  price  shall be paid in cash at closing.

            2. REPRESENTATIONS, WARRANTIES AND COVENANTS OF PURCHASER. Purchaser
represents, warrants and covenants to Seller as follows:

               a. PURCHASE ENTIRELY FOR OWN ACCOUNT. The Series E Preferred will be acquired by Purchaser for investment for  Purchaser's  own account,  not as a nominee or agent,  and not with a view to the resale or distribution of any part thereof,  and  Purchaser  has no present  intention  of  selling,  granting  any participation  in,  or  otherwise  distributing  the  same.  By  executing  this
Agreement,  Purchaser  further  represents  that  Purchaser  does  not  have any contract,  undertaking,  agreement  or  arrangement  with  any  person  to sell, transfer  or grant  participation  to such person or to any third  person,  with respect to any of the Series E Preferred.

               b.   RELIANCE   UPON   PURCHASERS'   REPRESENTATIONS.   Purchaser
understands  that the Series E Preferred are not registered under the Securities
Act of  1933,  as  amended  (the  "Act"),  that the  sale  provided  for in this
Agreement  and the  issuance  of Series E  Preferred  hereunder  is exempt  from

-----------------------                                   ----------------------
CUSIP No. 64121N 10 9                 13D                   Page 12 of 20 Pages
-----------------------                                   ----------------------

registration  under the Act,  and that  Seller's  reliance on such  exemption is based, in part, on Purchaser's representations set forth herein. Purchaser is an
Accredited Investor as defined in Rule 501 of Regulation D of the Act.

               c. RESTRICTED SECURITIES. Purchaser understands that the Series E
Preferred  may  not be  sold,  transferred  or  otherwise  disposed  of  without registration under the Act or an exemption therefrom, and that in the absence of an effective  registration  statement  covering  the Series E  Preferred,  or an available exemption from registration under the Act, the Securities must be held indefinitely. In particular,  Purchaser is aware that the Series E Preferred may not be sold  pursuant  to Rule 144  promulgated  under the Act unless all of the conditions of Rule 144 are met.  Among the  conditions  for use of Rule 144 with respect to the Series E Preferred is the availability of current  information to the public about Network-1.  Purchaser  understands that he or she must hold the
Series E  Preferred  for at  least  one  year  from the date on which  Purchaser purchases  the Series E Preferred  from  Seller  before  Purchaser  may sell the
Series E Preferred pursuant to Rule 144.

               d.  LEGENDS.  Purchaser  agrees  that each  certificate  or other document  evidencing  any of the Series E Preferred  shall bear the following or similar legend:

            "THESE  SECURITIES  HAVE NOT  BEEN  REGISTERED  UNDER  THE
            SECURITIES ACT OF 1933, AS AMENDED.  THEY MAY NOT BE SOLD,
            OFFERED FOR SALE,  PLEDGED OR  HYPOTHECATED IN THE ABSENCE
            OF A REGISTRATION  STATEMENT  UNDER THE ACT IN EFFECT WITH
            RESPECT  TO  THESE  SECURTIES  OR AN  OPINION  OF  COUNSEL
            REASONABLY   SATISFACTORY   TO  THE   COMPANY   THAT  SUCH
            REGISTRATION IS REQUIRED."

               e. RISKS OF INVESTMENT.  Purchaser represents that: (a) Purchaser is  experienced  in  evaluating  and investing in securities of companies in the development  stage  and has such  knowledge  and  experience  in  financial  and business  matters  as to be  capable  of  evaluating  the  merits  and  risks of
Purchaser's  prospective  investment  in the  Securities;  (b) Purchaser has the ability to bear the economic risks of Purchaser's  prospective  investment;  and
(c)  Purchaser  is  able,  without  materially  impairing  his or her  financial condition,  to hold the Series E Preferred for an indefinite  period of time and to suffer complete loss of its investment.

            4.  SELLER'S  REPRESENTATIONS  AND  WARRANTIES.  Seller  represents, warrants and covenants to Purchaser as follows:

                a. CAPACITY. Seller has full legal capacity, power and authority to execute, deliver, and perform its obligations under this Agreement.

-----------------------                                   ----------------------
CUSIP No. 64121N 10 9                 13D                   Page 13 of 20 Pages
-----------------------                                   ----------------------

                b. VALIDITY.  This Agreement has been duly and validly  executed and delivered by the Seller and constitutes a legal, valid and binding agreement of the Seller, enforceable against the Seller in accordance with its terms.

                c. NO CONSENTS;  NO CONTRAVENTION.  The execution,  delivery and performance by the Seller of this  Agreement does not require any  authorization consent,  approval  or  action  by  or  in  respect  of,  or  filing  with,  any governmental body, agency, official or other person and does not contravene,  or constitute a default under,  any provision of applicable law or regulation or of any agreement,  judgment,  order, decree or other instrument to which the Seller is a party or by which the Seller is bound.

                d. OWNERSHIP  OF   SECURITIES.   Seller   owns   of  record  and
beneficially the Series E Preferred s, with full right and authority to sell and transfer such Securities hereunder,  and upon sale and transfer of such Series E
Preferred  and the delivery of one or more deeds of transfer (or executed  stock powers)  with  respect to such  Series E  Preferred  hereunder,  Purchaser  will receive good, valid and marketable  title thereto,  free and clear of all liens, security  interests or encumbrances  or any other third parties rights,  and not subject to any  agreements or  understandings  among any persons with respect to the voting or transfer of such shares other than the voting  agreement set forth in Article V.3 of the Securities Purchase Agreement among Network-1, Seller, and others,  dated as of October 2, 2001.  Other than the Warrants,  Seller does not own any other securities of Network-1.

                e. INFORMATION.  Seller acknowledges that Corey M. Horowitz, the
Chairman of the Board of Directors of Network-1,  is the sole shareholder of the
Purchaser.  The Seller has received from  Network-1 all the  information  it has requested and considers  necessary or appropriate  for deciding  whether to sell the Series E Preferred, and has had the full opportunity to examine all relevant documents  (including  Network-1's  public filings made with the SEC) and to ask questions  of, and to receive  answers  from,  Purchaser  and the  management of
Network-1 concerning Network-1 and its business, prospects,  financial condition and affairs, and all other matters deemed relevant by the Seller,  including its intentions with respect to the Patents referenced in Exhibit A hereto.

            5. MISCELLANEOUS.

                a.  ENTIRE  AGREEMENT.  This  Agreement  constitutes  the entire agreement  and  understanding  between the parties  with  respect to the subject
matters   herein,   and  supersedes  and  replaces  any  prior   agreements  and
understandings,  whether oral or written  between and among them with respect to such matters. The provisions of this Agreement may be waived,  altered,  amended or repealed,  in whole or in part,  only upon the written consent of all parties to this Agreement.

                b. SUCCESSORS AND ASSIGNS. Subject to any provisions herein with regard to assignment,  all covenants and agreements  herein shall bind and inure to the benefit of the respective heirs,  executors,  administrators,  successors and assigns of the parties hereto.

-----------------------                                   ----------------------
CUSIP No. 64121N 10 9                 13D                   Page 14 of 20 Pages
-----------------------                                   ----------------------

                c.  APPLICABLE  LAW.  This  Agreement  shall be governed by, and construed in accordance with, the laws of the State of New York.

                d.  ATTORNEYS'  FEES;  COSTS. In the event a party breaches this
Agreement,  the breaching party shall pay all costs and attorneys' fees incurred by the  other  party  in  connection  with  such  breach,  whether  or  not  any arbitration or litigation is commenced.

                e. NOTICES.  All notices,  requests,  demands,  instructions  or other  communications  required or  permitted  to be given under this  Agreement shall be in writing  and shall be deemed to have been duly given upon  delivery, if delivered personally, or if given by prepaid telegram, or mailed first-class, postage prepaid,  registered or certified mail, return receipt requested,  shall be deemed to have been given seventy-two (72) hours after such delivery,  to the address set forth on the  signature  page below.  Either party hereto may change the address to which such  communications  are to be directed by giving  written notice to the other party hereto of such change in the manner above provided.

                f.  SURVIVAL.  The  representations,  warranties,  covenants and
agreements   made  herein  shall   survive  the  closing  of  the   transactions
contemplated hereby.

                g. DESCRIPTIVE HEADINGS.  The headings herein [and in any of the documents  attached  hereto  as  exhibits],  are  descriptive  only  and for the convenience of identifying provisions,  and are not determinative of the meaning or effect of any such provisions.

                h. COUNTERPARTS. This Agreement may be executed in any number of counterparts,  each of which may be  executed  by less than all of the  parties, each of which shall be enforceable  against the parties actually  executing such counterparts, and all of which together shall constitute one instrument.

            IN WITNESS WHEREOF,  the parties hereto have executed this Agreement effective as of the date first above written.

PURCHASER:                                  SELLER:

CMH CAPITAL MANAGEMENT CORP.                FALCONSTOR SOFTWARE, INC.

By: /s/ Corey M. Horowitz                   By:/s/ Seth Horowitz
   ----------------------                      -----------------
Corey M. Horowitz

Address:  445 Park Avenue, Suite 1028       2 Huntington Quadrangle
          New York, New York 10022          Melville, NY  11747

-----------------------                                   ----------------------
CUSIP No. 64121N 10 9                 13D                   Page 15 of 20 Pages
-----------------------                                   ----------------------

                                    EXHIBIT A
                                    ---------

                                     RELEASE
                                     -------

            This General Release (the "Release"),  entered into this 18th day of
November,  2003, by and between  FalconStor  Software,  Inc.  ("FalconStor") and
Network-1 Security Solutions,  Inc.  ("Network-1"),  is made with respect to the following facts:

                                    RECITALS
                                    --------

            WHEREAS, FalconStor is the owner of 1,084,935 shares of the Series E
Preferred stock of Network-1 (the "Series E Preferred"); and

            WHEREAS,  in connection  with its business  strategy  going forward,
Network-1 has  determined  that it is in the best interests of Network-1 and its stockholders that FalconStor cease being a holder of the Series E Preferred; and

            WHEREAS, the Board of Network-1 has determined that it is not in the financial  interests  of  Network-1  to use its cash to  purchase  the  Series E
Preferred from Falconstor; and

            WHEREAS, Network-1 has no objection to FalconStor selling the Series
E  Preferred  to CMH  Capital  Management  Corp.,  a company  controlled  by the
Chairman of the Board of Network-1,; and

            NOW  THEREFORE,  in  consideration  of the  foregoing and the mutual covenants contained herein, and for other good and valuable  consideration,  the receipt and  sufficiency of which is hereby  acknowledged,  the parties agree as follows:

OPERATIVE PROVISIONS

            1. RELEASE.

               A).  Effective  upon the latter of: a)  FalconStor's  sale of the
Series E Preferred to CMH; and b) Network-1's  purchase,  license, or receipt by assignment  of the  patents  set forth on Exhibit A (the  "Patents"),  Network-1 hereby releases and forever discharges FalconStor and its subsidiaries,  and its and their successors, ,heirs, officers, directors, employees, agents, principals and shareholders from any and all rights, claims, demands,  interests, causes of action, suits, debts, controversies,  liabilities,  costs, expenses,  attorneys'
fees, and damages of whatever  character,  nature or kind whatsoever,  including those in law and in  equity,  whether  known  or  unknown,  which  they now have against  FalconStor,  including,  without  limitation,  the  Patents.  Network-1 acknowledges  that it may discover  facts or law different  from, or in addition to, the facts or law that it knows or  believes  to be true with  respect to the claims  released and agrees,  nonetheless,  that this Release  shall be full and remain  effective in all respects  notwithstanding  such different or additional facts or discovery of them.

-----------------------                                   ----------------------
CUSIP No. 64121N 10 9                 13D                   Page 16 of 20 Pages
-----------------------                                   ----------------------

               B). Effective upon FalconStor's sale of the Series E Preferred to
CMH,  Falconstor  hereby  releases  and  forever  discharges  Network-1  and its
subsidiaries,   and  its  and  their  successors,  heirs,  officers,  directors, employees,  agents, principals and shareholders from any and all rights, claims, demands, interests, causes of action, suits, debts, controversies,  liabilities, costs, expenses,  attorneys' fees, and damages of whatever character,  nature or kind whatsoever, including those in law and in equity, whether known or unknown, which  they now have  against  Network-1.  Falconstor  acknowledges  that it may discover  facts or law different  from, or in addition to, the facts or law that it knows or believes to be true with respect to the claims  released and agrees, nonetheless,  that  this  Release  shall be full  and  remain  effective  in all respects  notwithstanding  such  different or  additional  facts or discovery of them.

            2.  WAIVER OF CIVIL CODE  SECTION  1542.  Network-1  and  Falconstor
intend that the  foregoing  release  shall be  effective as a bar to all claims, whether  known or unknown.  In  furtherance  of this  intention,  Network-1  and
Falconstor  expressly waives any and all rights and benefits conferred upon them by the provisions of section 1542 of the California  Civil Code,  which provides as follows:

               A general  release  does not extend to claims which the
               creditor does not know or suspect to exist in his favor
               at the time of executing the release, which if known by
               him must have  materially  affected his settlement with
               the debtor.

or any similar provision of law. Further,  Network-1 and Falconstor acknowledges that the foregoing  waiver was separately  bargained for and is a key element of this Release.

            3. GENERAL PROVISIONS.

               a. REPRESENTATION OF COMPREHENSION OF DOCUMENT.  In entering into this Release,  the parties  warrant and represent  that:  (i) they have read the contents of this Release;  (ii) the terms of this Release have been explained to them by their respective  attorneys;  (iii) those terms are fully understood and voluntarily  accepted by them;  (iv) they have  relied upon the legal  advice of their own choosing;  and (v) no party shall deny the validity of this Release on the ground that it/they did not have the advise of its/their counsel.

               b. RECITALS.  The parties represent and warrant that the Recitals
in  this  Release  are  true  and  correct  and  are   incorporated   herein  as
representations and warranties, as applicable, by this reference.

-----------------------                                   ----------------------
CUSIP No. 64121N 10 9                 13D                   Page 17 of 20 Pages
-----------------------                                   ----------------------

               c.  REPRESENTATION  OF AUTHORITY TO ENTER AGREEMENT.  Each of the
undersigned  represents  that they have authority to enter into this Release and execute its terms.

               d. MERGER AND MODIFICATION.  This Release  constitutes the entire written agreement of compromise and settlement between the parties and there are no other  agreements  modifying  its  terms.  The terms of this  Release  can be modified  only by a writing  signed by the parties which  expressly  states that such modification is intended.

               e.  GOVERNING  LAW.  The parties  acknowledge  and agree that the conditions,  validity  and  enforceability  of any terms or  provisions  of this
Release  shall  be  determined  by the laws of the  State of New York  governing contracts entered into and to be performed in the State of New York.

               f.  INTERPRETATION OF RELEASE.  This Release  constitutes a fully negotiated  agreement  among  commercially  sophisticated  parties and therefore shall not be construed or interpreted for or against any party.

               g.  ATTORNEYS'  FEES  AND  COSTS.  If any of the  parties  hereto commences  any  action to  enforce,  interpret  or  challenge  the terms of this
Release, then each of the parties hereto hereby agrees that the prevailing party in any such action shall be entitled to recover  its/their  attorneys'  fees and court costs, and other  non-reimbursable  litigation expenses,  including expert witness  fees and  attorney  and witness  travel  expenses,  and  including  all attorneys'  fees and costs  incurred in enforcing  any judgment or in collecting upon any amounts that may be awarded in any such action.

               h.  COUNTERPARTS.  This  Release may be executed in any number of counterparts,  all of which shall constitute one in the same instrument, and any party  hereto may  execute  this  Release by signing  one or more  counterparts.
Notwithstanding the foregoing, the releases contained herein are intended to and shall become  effective  only when this Release has been  executed by all of the parties hereto.

-----------------------                                   ----------------------
CUSIP No. 64121N 10 9                 13D                   Page 18 of 20 Pages
-----------------------                                   ----------------------

               i.  SUCCESSORS  AND ASSIGNS.  This Release may not be assigned in whole or in part by either party without the prior written  consent of the other party,  except either party may assign this Agreement  without the other's prior written  consent to an Affiliated  Entity,  or in the event of a merger or other reorganization involving such party, or sale of all or substantially all of such party's assets.  For purposes hereof,  Affiliated  Entity shall be defined as an entity  controlled  by, or under common control with,  such party.  This Release shall be binding  upon,  inure to the  benefit  of, and be  enforceable  by, the parties hereto and their successors and assigns.

            IN WITNESS WHEREOF,  this Release is executed as of the day and year first above set forth.

FalconStor Software, Inc.                   Network-1 Security Solutions, Inc.

/s/ Seth Horowitz                           /s/ Edward W. James
-----------------                           -------------------
By:  Seth Horowitz                          By:  Edward W. James
Its:  Vice President, Corporate Counsel     Its:  Interim CEO and CFO

-----------------------                                   ----------------------
CUSIP No. 64121N 10 9                 13D                   Page 19 of 20 Pages
-----------------------                                   ----------------------

                                    EXHIBIT A

1. 6,577,631: Communication switching module for the transmission and control of audio, video, and computer data over a single network fabric

2.  6,574,242:  Method for the  transmission  and control of audio,  video,  and computer data over a single network fabric

3.  6,570,890:  Method for the  transmission  and control of audio,  video,  and computer data over a single network fabric using Ethernet packets

4. 6,539,011:  Method for initializing  and allocating  bandwidth in a permanent virtual  connection  for the  transmission  and  control  of audio,  video,  and computer data over a single network fabric

5. 6,218,930: Apparatus and method for remotely powering access equipment over a
10/100 switched Ethernet network

6.  6,215,789:  Local area  network for the  transmission  and control of audio, video, and computer data

-----------------------                                   ----------------------
CUSIP No. 64121N 10 9                 13D                   Page 20 of 20 Pages
-----------------------                                   ----------------------

                                                                       Exhibit 2

                             JOINT FILING AGREEMENT
                             ----------------------

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement on Schedule  13D dated  November
26, 2003  (including  amendments  thereto)  with  respect to the Common Stock of
Network-1 Security Solutions, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  November 26, 2003

                                        /s/ Corey M. Horowitz
                                        ----------------------------------------
                                        Corey M. Horowitz

                                        CMH CAPITAL MANAGEMENT CORP.

                                        By: /s/ Corey M. Horowitz
                                            ------------------------------------
                                            Corey M. Horowitz
                                            President